EXHIBIT 99.(a)(5)(iii)
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FOR IMMEDIATE RELEASE

            GIBBS HOLDINGS EXTENDS REDWOOD MICROCAP FUND TENDER OFFER

May 25, 2005

Ardmore, Oklahoma. As previously announced Gibbs Holdings, LLC. is making a tender offer for all publicly-traded shares of common stock of Redwood Microcap Fund, Inc. (OTCBB: RWMC) which it does not already own or have the right to acquire at $1.60 per share. Gibbs Holdings has extended the expiration date of the tender offer to 5 p.m. Denver time on June 15, 2005. The tender offer was originally scheduled to expire at 5 p.m. Denver time on May 25, 2005. Gibbs Holdings has reported that based on information provided by the Exchange Agent for the offer, that as of the close of business on May 25, 2005, there had been tendered approximately 443,000 shares of RWMC common stock. The tender offer is conditioned on at least 403,923 shares being properly tendered, so this condition has been satisfied if the shares tendered are not withdrawn. However, as of May 25, 2005, the required approval of the FCC for the acquisition of the shares of RWMC by Gibbs Holdings had not yet been received. The public comment period relating to Gibbs Holdings' application filed with FCC does not expire until May 27 and the FCC approval is expected shortly thereafter.

Redwood MicroCap Fund, Inc. is a registered closed-end Investment Company with holdings in Energy, Communications, Hotels and Real Estate.

For further information contact:

John Gibbs     580-226-6700, Ext 201

Stan Pittman   719-593-2111